UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2006.

Commission File Number 1-14522

Open Joint Stock Company “Vimpel-Communications”

(Translation of registrant’s name into English)

10 Ulitsa 8-Marta, Building 14, Moscow, Russian Federation 127083

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):              .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):              .

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OPEN JOINT STOCK COMPANY
“VIMPEL-COMMUNICATIONS”
(Registrant)

Date: April 21, 2006

	By:	/s/ Alexander V. Izosimov
	Name:	Alexander V. Izosimov
	Title:	Chief Executive Officer and General Director

FOR IMMEDIATE RELEASE

VIMPELCOM ANNOUNCES LAUNCH OF EXCHANGE OFFER AND INTENTION TO RAISE NEW

FINANCING IN THE INTERNATIONAL BOND MARKETS

Moscow and New York (April 21, 2006) - Open Joint Stock Company “Vimpel-Communications” (“VimpelCom” or the “Company”) (NYSE: VIP) today announced that UBS (Luxembourg) S.A. (the “Bank”) launched an exchange offer (the “Exchange Offer”) for up to $250 million of the $450 million 10% Loan Participation Notes due 2009 issued by, but without recourse to, the Bank for the sole purpose of funding loans aggregating $450 million in principal amount to VimpelCom (the “Existing Notes”) for new Loan Participation Notes due 2016 issued by, but without recourse to, the Bank, for the sole purpose of funding a new loan to VimpelCom in a principal amount equal to the aggregate principal amount of the New Notes issued in this Exchange Offer and the proposed Concurrent Offer (as defined below) (the “New Notes”).

Subject to the terms and conditions of the private Exchange Offer, it is contemplated that eligible holders who properly tender (and do not withdraw) their Existing Notes on or prior to 5:00 p.m. (EST) May 4, 2006, will receive New Notes in the same principal amount as the Existing Notes plus a cash consideration payment, including an early submission cash payment. Eligible holders who properly tender (and do not withdraw) their Existing Notes after 5:00 p.m. (EST) May 4, 2006 but prior to the Exchange Offer deadline of 5:00 p.m. (EST) May 18, 2006 will receive New Notes in the same principal amount as the Existing Notes plus a cash consideration payment, less the early submission cash payment. In both cases, eligible holders whose tendered Existing Notes are accepted will receive an amount in cash equal to the accrued and unpaid interest in respect of the Existing Notes to (but excluding) the settlement date. Additional cash consideration may be paid based on the results of the Concurrent Offer (as defined below). The purpose of the exchange offer is to lengthen VimpelCom’s debt maturity profile and to take advantage of current market conditions as well as to create a new liquid longer dated benchmark in the public credit market

Prior to the expiration of the Exchange Offer, VimpelCom intends to offer a principal amount of New Notes (the “Concurrent Offer”), issued by, but without recourse to, the Bank, such that the aggregate amount of New Notes issued in the Exchange Offer and the Concurrent Offer will total up to US$500 million. VimpelCom intends to use the net proceeds from the Concurrent Offer to continue the development and expansion of its networks.

This press release is being issued pursuant to and in accordance with Rule 135c under the Securities Act of 1933, as amended (the “Securities Act”). This press release shall not constitute an offer to sell or the solicitation of an offer to buy the New Notes or the Existing Notes, nor shall there be any sale of the New Notes in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. The New Notes will be offered (i) to qualified institutional buyers in reliance on available exemptions from registration under the Securities Act; and (ii) outside the United States to non-U.S. persons in reliance on the exemption from registration provided by Regulation S of the Securities Act. The New Notes will not be registered under the Securities Act. Unless and until so registered, the New Notes may not be offered or sold in the United States except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and applicable state securities laws.

This press release contains “forward-looking statements,” as the phrase is defined in Section 27A of the Securities Act and Section 21E of the Exchange Act. These statements relate to the Company’s intention to consummate the proposed transactions described above and the Company’s intended use of the proceeds from the transactions and are based on Management’s best assessment of the Company’s strategic and financial position and of future market conditions and opportunities. These discussions involve risks and uncertainties. The actual outcome may differ materially from these statements as a result of unforeseen developments from competition, governmental regulations of the wireless telecommunications industry, general political uncertainties in Russia and the CIS and general economic developments in

Russia and the CIS and other factors. As a result of such risks and uncertainties, there can be no assurance that the effects of competition or current or future changes in the political, economic and social environment or current or future regulation of the telecommunications industry in Russia and the CIS will not have a material adverse effect on the VimpelCom Group and there can be no assurance that the Company will be able to complete these proposed transactions or use the proceeds from these transactions in the manner described in this press release. Certain factors that could cause actual results to differ materially from those discussed in any forward-looking statements include the risks described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2004 and other public filings made by the Company with the United States Securities and Exchange Commission, which risk factors are incorporated herein by reference. VimpelCom disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this release, or to make corrections to reflect future events or developments.

This communication is directed solely at persons who (i) are outside the United Kingdom or (ii) are investment professionals within the meaning of Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Financial Promotion Order”) or (iii) are persons falling within Article 49(2)(a) to (e) of the Financial Promotion Order or (iv) is a person to whom such communication may otherwise lawfully be made in accordance with the FSMA (all such persons together being referred to as “relevant persons”). This communication must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this communication relates is available only to relevant persons and will be engaged in only with relevant persons.